April 18, 2012

VIA EDGAR, FEDEX AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Software Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.
File No. 033-41752

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 16, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.
Please revise the statement appearing throughout your proxy statement that you are “soliciting proxies” to elect certain of the Company’s nominees. Rather, you are “rounding out” your slate of two candidates by permitting shareholders to vote for some Company nominees on your card. You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e., only those who have consented to being named in your proxy statement. See Rule 14a-4(d).

We acknowledge the Staff’s comment and have revised the disclosure throughout the Proxy Statement to clarify that we are “soliciting proxies” to elect our slate of three Nominees and providing shareholders who vote on our proxy card the opportunity to also vote for certain of the Company’s nominees.  See cover page and pages 1 and 18 of the Proxy Statement.

Incorporation By Reference, page 20

2.
In light of Progress Software Corporation filing its preliminary proxy statement on April 6, 2012, please revise this section to provide specificity as to which requirements of Schedule 14A you have omitted and are incorporating by reference to management’s proxy statement. Please refer to Rule 14a-5(c).

April 18, 2012

We acknowledge the Staff’s comment and have revised the disclosure in the Proxy Statement to specify which requirements of Schedule 14A we have omitted and are incorporating by reference from the Company’s proxy statement.  See page 22 of the Proxy Statement.

Proxy Card

3.
Please revise your proxy card to provide security holders with the opportunity to withhold authority for you to vote for any of the registrant’s nominees in addition to your nominees. Please refer to Rule 14a-4(d)(iii).

We have revised the Proxy Card to provide security holders with the opportunity to withhold authority for Starboard to vote for any of the Company’s nominees in addition to Starboard’s nominees.  See Proxy Card.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Steve Wolosky
Jeffrey C. Smith